November 15, 2004

VIA EDGAR

EDGAR Filer Support Branch

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Re:	JPS Industries, Inc.
Amended Request for Withdrawal
(Accession No. 0001193125-04-149894)

Ladies and Gentlemen:

On August 31, 2004, JPS Industries, Inc. (the “Company”) filed a post-effective amendment to Form S-1 with the Commission. The filing was inadvertently tagged on the EDGAR system as an “RW” instead of a “POS AM.” In accordance with instructions from the Company’s examiner from the Commission’s Division of Corporate Finance, the Company has since filed a new post-effective amendment to Form S-1 with the correct EDGAR tag. For the sole purpose of correcting the EDGAR coding error, the Company hereby makes application to have the August 31, 2004 filing (Accession No. 0001193125-04-149894) deemed withdrawn.

Please call Heith D. Rodman, at 404-581-8356, if you have any questions.

Very truly yours,

/s/ Charles R. Tutterow
Charles R. Tutterow
Executive Vice President, Chief Financial Officer and Secretary

cc:	Heith D. Rodman, Esq. (404-581-8330 fax)